Exhibit 99.1

FOR IMMEDIATE RELEASE

iClick Interactive Asia Group Limited
Reports 2022 First-Quarter Unaudited Financial Results

- Enterprise Solutions Revenues Achieves Record High Among First Quarters -

   - Gross Margin Hit Recent High Due to Improved Product Mix -

Hong Kong, May 27, 2022 -- iClick Interactive Asia Group Limited (“iClick” or the “Company”) (Nasdaq: ICLK), a leading enterprise and marketing cloud platform in China that empowers worldwide brands with full-stack consumer lifecycle solutions, today announced unaudited financial results for the first quarter ended March 31, 2022.

	Three Months Ended March 31,
	2022	2021	Percentage change
(US$ in thousands)
(Unaudited)
Financial Metrics:
Revenue
Marketing Solutions	31,657	54,838	(42)%
Enterprise Solutions	15,719	11,722	34%
Total revenue	47,376	66,560	(29)%
Gross profit	15,996	19,548	(18)%
Net loss	(9,287)	(7,470)	N/M
Adjusted EBITDA[1]	(3,374)	3,630	N/M
Adjusted net (loss)/income[1]	(5,508)	647	N/M
Diluted adjusted net (loss)/income per ADS[1]	(0.06)	0.01	N/M
Operating Metrics:
Gross billing	99,889	199,956	(50)%

Jian “T.J.” Tang, Chairman, Chief Executive Officer and Co-Founder of iClick stated, “We are pleased with the continued strong performance of our Enterprise Solutions, with a 34% year-over-year revenue growth rate to US$15.7 million, representing another record high as compared to any of our historical first quarters.  With the rising contribution from the higher-margin Enterprise Solutions business, we saw improved gross margin in the first quarter of 2022 as well. In the meantime, as mentioned last quarter, we have continued to execute our strategic move to unwind lower-margin, higher-risk Marketing Solutions businesses, to focus on our Enterprise Solutions.

While the uncertain macro environment and rapid evolvement of COVID-19 challenged our clients’ Enterprise Solutions implementations and client onboarding in the first quarter of 2022, we are encouraged by our continued solid execution and robust client pipeline. We believe the SaaS+X business model will help empower brands in China during these challenging times. Clients require a higher level of guidance and implementation regarding how they can enhance their customer loyalty and their re-purchase rates to drive ongoing revenue growth.  We believe our growing footprint will position us well to capitalize on the digitalization transformation trend in China.

[1]	For more details on these non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

In addition to the weak macro environment and rapid evolvement of COVID-19, tightened government regulations targeting certain industries within which our clients operate have led to a broad-based advertising market slowdown in China which adversely impacted our Marketing Solutions business. We will continue to implement our strategic shift away from Marketing Solutions to focus on Enterprise Solutions to best leverage our resource and navigate through these challenges.”

First Quarter 2022 Results:

Revenue for the first quarter of 2022 was US$47.4 million, compared with US$66.6 million for the first quarter of 2021, mainly due to the decrease in revenue from Marketing Solutions, which was partially offset by the increase in revenue from Enterprise Solutions.

Revenue from Marketing Solutions declined to US$31.7 million for the first quarter of 2022, compared with US$54.8 million for the first quarter of 2021, primarily because we strategically reduced lower margin and higher risk businesses within the Marketing Solutions segment while turned to focus on Enterprise Solutions business, which we believe has higher growth potential. The decline in revenue from Marketing Solutions was also due to the tightened regulation targeting certain industries in which our clients operate, which led to a broad-based advertising market slowdown in China.

Revenue from Enterprise Solutions grew to US$15.7 million for the first quarter of 2022, up approximately 34% from US$11.7 million for the first quarter of 2021, primarily due to the increasing need for online and offline consumer behavior data integration and digital transformation.

Gross profit for the first quarter of 2022 was US$16.0 million, compared with US$19.5 million for the first quarter of 2021, mainly due to the decline in Marketing Solutions segment, which was partially offset by the growth from Enterprise Solutions segment. Gross profit margin was improved to 33.8% for the first quarter of 2022 from 29.4% for the first quarter of 2021, primarily as a result of our resource allocation to and rising contribution from the higher-margin Enterprise Solutions business.

Total operating expenses remained relatively flat at US$25.6 million for the first quarter of 2022, compared with US$25.9 million for the first quarter of 2021.

Operating loss for the first quarter of 2022 was US$9.6 million, compared with US$6.4 million for the first quarter of 2021, as a result of the decrease in gross profit.

Net loss totalled US$9.3 million for the first quarter of 2022, compared with US$7.5 million for the first quarter of 2021, primarily due to the decrease in gross profit.

Net loss attributable to the Company’s shareholders per basic and diluted ADS for the first quarter of 2022 was US$0.09, compared with a net loss per basic and diluted ADS of US$0.08 for the first quarter of 2021.

Adjusted EBITDA for the first quarter of 2022 was a loss of US$3.4 million, compared with earnings of US$3.6 million for the first quarter of 2021. For a reconciliation of the Company’s adjusted EBITDA from net loss, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Adjusted net loss for the first quarter of 2022 was US$5.5 million, compared with an adjusted net income of US$0.6 million in the first quarter of 2021. For a reconciliation of the Company’s adjusted net (loss)/income from net loss, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Gross billing2 was US$99.9 million for the first quarter of 2022, compared with US$200.0 million for the first quarter of 2021, primarily as a result of the decline in gross billing from Marketing Solutions segment, which was partially offset by the increase in gross billing from Enterprise Solutions segment.

As of March 31, 2022, the Company had cash and cash equivalents, time deposits and restricted cash of US$91.0 million, compared with US$88.7 million as of December 31, 2021.

Share Repurchase Program

On December 22, 2021, the Company announced a share repurchase program in which it may purchase its own ADSs with an aggregate value of up to US$20.0 million from January 1, 2022 to December 31, 2022. As of March 31, 2022, the aggregate value of purchased shares was approximately US$4.2 million.

Withdrawal of Full Year 2022 Outlook

In view of episodic resurgences of the COVID-19 pandemic since the first quarter of 2022 and various disease control measures implemented by the government in various regions in China including Beijing and Shanghai, substantial uncertainties remain around the macroeconomic conditions and client demand, which have and will continue to materially affect our client on-boarding and solution implementation. Relaxation of restrictions on economic and social life may lead to new cases, which may lead to the re-imposition of restrictions. As a result, the duration of COVID-19’s disruption on our business and the resulting financial and operational impact on us cannot be reasonably estimated at this time. The extent to which the COVID-19 pandemic may further impact our business and financial performance will depend on future developments, which are highly uncertain and largely beyond our control. Given the evolving nature of the COVID-19 pandemic and disease control measures implemented by government, currently we are unable to forecast with reasonable accuracy the full duration, magnitude, and pace of recovery across our markets. Therefore, we are withdrawing our financial guidance for full year 2022 announced in our previous earnings release on March 24, 2022. We will continue to closely monitor the impact of the pandemic on our operations and financial results, and provide an update when there is improved visibility.

[2]	Gross billing is defined as the aggregate dollar amount that clients pay the Company after deducting rebates paid and discounts given to.

Conference Call

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on May 27, 2022 (8:00 PM Beijing/Hong Kong time on May 27, 2022). Participants may join the call through either of the below methods:

1.Dial-in to the conference call:

Participants are asked to pre-register for the call via the following link:

http://apac.directeventreg.com/registration/event/6989634

Upon registering, participants will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID.

2.Webcast:

Participants may also join a live and archived webcast of the call through the below link:

https://ir.i-click.com/news-events/presentations

A live and archived webcast of the conference call will be available on iClick’s investor relations website at https://ir.i-click.com.

A webcast replay of the call will be available approximately two hours after the end of the call through May 27, 2023. The webcast replay can be accessed through the above link.

About iClick Interactive Asia Group Limited

Founded in 2009, iClick Interactive Asia Group Limited (NASDAQ: ICLK) is a leading enterprise and marketing cloud platform in China. iClick’s mission is to empower worldwide brands to unlock the enormous market potential of smart retail. With its leading proprietary technologies, iClick's full suite of data-driven solutions helps brands drive significant business growth and profitability throughout the full consumer lifecycle. Headquartered in Hong Kong, iClick currently operates in eleven locations across Asia and Europe. For more information, please visit https://ir.i-click.com.

Non-GAAP Financial Measures

The Company uses adjusted EBITDA, adjusted net (loss)/income, and diluted adjusted net (loss)/income per ADS, each a non-GAAP financial measure, in evaluating the Company’s operating results and for financial and operational decision-making purposes. The Company believes that adjusted EBITDA, adjusted net (loss)/income, and diluted adjusted net (loss)/income per ADS help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in net loss. The Company believes that adjusted EBITDA and adjusted net (loss)/income provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Adjusted EBITDA, adjusted net (loss)/income, and diluted adjusted net (loss)/income per ADS should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA, adjusted net (loss)/income, and diluted adjusted net (loss)/income per ADS presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

These non-GAAP financial measures were presented with the most directly comparable GAAP financial measures together for facilitating a more comprehensive understanding of operating performance between periods.

Safe Harbor Statement

This announcement contains forward-looking statements, including those related to the Company’s business strategies, operations and financial performance. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's fluctuations in growth; its success in its strategic shift away from Marketing Solutions to focus on Enterprise Solutions; its success in implementing its SaaS + X business model; its success in structuring a CRM & Marketing Cloud platform; relative percentage of its gross billing recognized as revenue under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favourable contractual terms; market competition; market acceptance of online marketing technology solutions and enterprise solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; ability to integrate and realize synergies from acquisitions, investments or strategic partnership; the duration of the COVID-19 outbreak and its potential impact on the Company’s business and financial performance; fluctuations in foreign exchange rates; general economic conditions in China and other jurisdictions where the Company operates; and the regulatory landscape in China and other jurisdictions where the Company operates. Further information regarding these and other risks is included in the Company's annual report on Form 20-F and other filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Lisa Li	Tom Caden
Phone: +86-21-3230-3931 #866	Tel: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: tomc@coreir.com

(financial tables follow)

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	Three Months Ended March 31,
	2022	2021
Revenue	47,376	66,560
Cost of revenue	(31,380)	(47,012)
Gross profit	15,996	19,548

Operating expenses
Research and development expenses	(2,254)	(1,674)
Sales and marketing expenses	(11,884)	(17,204)
General and administrative expenses	(11,433)	(7,051)
Total operating expenses	(25,571)	(25,929)
Operating loss	(9,575)	(6,381)
Interest expense	(696)	(779)
Interest income	371	107
Other gains, net	865	353
Loss before income tax expense	(9,035)	(6,700)
Share of losses from an equity investee	(14)	(26)
Income tax expense	(238)	(744)
Net loss	(9,287)	(7,470)
Net loss attributable to non-controlling interests	669	381
Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(8,618)	(7,089)

Net loss	(9,287)	(7,470)
Other comprehensive income:
Foreign currency translation adjustment, net of US$nil tax	41	749

Comprehensive loss	(9,246)	(6,721)
Comprehensive loss attributable to non-controlling interests	669	380
Comprehensive loss attributable to iClick Interactive Asia Group Limited	(8,577)	(6,341)

Net loss per ADS attributable to iClick Interactive Asia Group Limited
— Basic	(0.09)	(0.08)
— Diluted	(0.09)	(0.08)

Weighted average number of ADS used in per share calculation:
— Basic	98,629,206	94,369,619
— Diluted	98,629,206	94,369,619

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Balance Sheets

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	As of March 31, 2022	As of December 31, 2021
Assets
Current assets
Cash and cash equivalents, time deposit and restricted cash	90,977	88,717
Accounts receivable, net of allowance for doubtful receivables of US$26,631 and US$22,786 as of March 31, 2022 and December 31, 2021 respectively	128,435	187,261
Other current assets	75,802	75,288
Total current assets	295,214	351,266

Non-current assets
Goodwill	81,701	81,674
Intangible assets	52,937	53,713
Other assets	26,810	21,081
Total non-current assets	161,448	156,468

Total assets	456,662	507,734

Liabilities and equity
Current liabilities
Accounts payable	44,919	66,587
Bank borrowings	58,935	75,530
Other current liabilities	56,454	58,728
Total current liabilities	160,308	200,845

Non-current liabilities
Other liabilities	15,325	15,300
Total non-current liabilities	15,325	15,300

Total liabilities	175,633	216,145
Equity
Ordinary shares – Class A (US$0.001 par value; 80,000,000 shares authorized as of March 31, 2022 and December 31, 2021, respectively; 43,080,256 shares and 42,865,515 shares issued and outstanding as of March 31, 2022 and December 31, 2021, respectively)	43	43
Ordinary shares – Class B (US$0.001 par value; 20,000,000 shares authorized as of March 31, 2022 and December 31, 2021, respectively; 5,034,427 shares and 5,034,427 shares issued and outstanding as of March 31, 2022 and December 31, 2021, respectively)	5	5
Treasury shares (3,629,358 shares and 2,323,802 shares as of March 31, 2022 and December 31, 2021, respectively)	(25,056)	(20,908)
Other reserves	299,470	305,212
Total iClick Interactive Asia Group Limited shareholders’ equity	274,462	284,352
Non-controlling interests	6,567	7,237

Total equity	281,029	291,589

Total liabilities and equity	456,662	507,734

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Reconciliations of GAAP and Non-GAAP Results

(US$’000, except share data and per share data, or otherwise noted, unaudited)

Adjusted EBITDA represents net loss before (i) depreciation and amortization, (ii) interest expense, (iii) interest income, (iv) income tax expense, (v) share-based compensation, (vi) other losses, net, (vii) convertible notes and shares issuance cost, (viii) net loss attributable to non-controlling interests, (ix) share of losses from an equity investee, and (x) cost related to new business setup or acquisitions.

The table below sets forth a reconciliation of the Company’s adjusted EBITDA from net loss for the periods indicated:

	Three Months Ended March 31,
	2022	2021
Net loss	(9,287)	(7,470)
Add/(less):
Depreciation and amortization	1,735	1,567
Interest expense	696	779
Interest income	(371)	(107)
Income tax expense	238	744
EBITDA	(6,989)	(4,487)
Add/(less):
Share-based compensation	2,777	7,327
Other losses, net[3]	332	181
Convertible notes and shares issuance cost[4]	—	202
Net loss attributable to non-controlling interests[5]	489	381
Share of losses from an equity investee[6]	14	26
Cost related to new business setup or acquisitions[7]	3	—
Adjusted EBITDA	(3,374)	3,630

3 Other losses, net has been adjusted out, except for amounts of US$1,197 thousand, and US$534 thousand in relation to government grants for the three months ended March 31, 2022 and 2021, respectively.

[4]	Convertible notes and shares issuance cost represents legal and professional fee for the issue of convertible notes and shares.
[5]

Net loss attributable to non-controlling interests has been adjusted back because the Company’s management regularly reviews EBITDA excluding non-controlling interests as a measure of its operational performance.

[6]

Share of losses from an equity investee represents share of losses incurred by the Company’s Thailand business operated through an equity investee over which the Company has significant influence, and which is not considered to be a part of the core business that the Company operates through its consolidated entities.

[7]	Cost related to new business setup or acquisition represents transaction cost (e.g. legal and professional fee) in connection therewith.

Adjusted net (loss)/income represents net loss before (i) share-based compensation, (ii) other losses, net, (iii) convertible notes and shares issuance cost, (iv) net loss attributable to non-controlling interests, and (v) share of losses from an equity investee, and (vi) cost related to new business setup or acquisitions. There is no material tax effects on these non-GAAP adjustments.

The table below sets forth a reconciliation of the Company’s adjusted net (loss)/income from net loss for the periods indicated:

	Three Months Ended March 31,
	2022	2021
Net loss	(9,287)	(7,470)
Add/(less):
Share-based compensation	2,777	7,327
Other losses, net[3]	332	181
Convertible notes and shares issuance cost[4]	—	202
Net loss attributable to non-controlling interests[5]	653	381
Share of losses from an equity investee[6]	14	26
Cost related to new business setup or acquisitions[7]	3	—
Adjusted net (loss)/income	(5,508)	647

The diluted adjusted net (loss)/income per ADS for the periods indicated are calculated as follows:

	Three Months Ended March 31,
	2022	2021
Net loss:	(9,287)	(7,470)
Add: Non-GAAP adjustments to net loss	3,779	8,117
Adjusted net (loss)/income	(5,508)	647

Denominator for net loss per ADS - Weighted average ADS outstanding	98,629,206	94,369,619

Denominator for diluted adjusted net (loss)/income per ADS - Weighted average ADS outstanding	98,629,206	100,068,753

Diluted net loss per ADS	(0.09)	(0.08)
Add: Non-GAAP adjustments to net loss per ADS	0.03	0.09
Diluted adjusted net (loss)/income per ADS	(0.06)	0.01